



STATEMENT UNDER OATH OF PRINCIPAL FINANCIAL OFFICER REGARDING FACTS AND CIRCUMSTANCES RELATING TO EXCHANGE ACT FILINGS

I, James E. Daley, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of Electronic Data Systems Corporation, a Delaware corporation ("EDS"), and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and
- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Audit Committee of the Board of Directors of EDS.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- Annual Report on Form 10-K of EDS for the fiscal year ended December 31, 2001;
- Quarterly Reports on Form 10-Q of EDS for the fiscal quarters ended March 31 and June 30, 2002; and
- Proxy Statement for the Annual Meeting of Shareholders of EDS held on April 19, 2002.

James E. Daley
James E. Daley
July 25, 2002

Subscribed and sworn to before me this 25th day of July, 2002.

Joyce Ann Bryan
Notary Public in and for the State of Texas
My Commission Expires

JOYCE ANN BRYAN
Notary Public
State of Texas
My Commission Expires
December 3, 2004